

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

November 2, 2010

Mr. A. Mark Zeffiro
Chief Financial Officer
TriMas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, Michigan 48304

> **RE: TriMas Corp**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010**
> **Definitive Proxy filed on April 5, 2010**
> **File No. 1-10716**

Dear Mr. Zeffiro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

1. Please revise to also discuss net income (loss) from continuing operations on an overall basis on pages 38 and 44, since you discuss adjusted EBITDA on an overall basis. Please show us in your supplemental response what the revisions will look like.

Financial Statements

3. Summary of Significant Accounting Policies
Revenue Recognition, page 71

2. You disclose that for products shipped on a consignment basis, revenue is recognized when the customer provides notice of end product use or sale. Please disclose the types of inventory that are shipped on a consignment basis and the reason why you ship inventory on a consignment

basis. Please also disclose the dollar amounts of consigned inventory as of each balance sheet date. Please show us in your supplemental response what the revisions will look like.

19. Segment Information, page 100

3. Effective April 1, 2009, you realigned your reportable segments as a result of recent management reporting and business consolidation changes. On page 59, you indicate that for purposes of the goodwill impairment test, Cequent is considered a reporting unit because the individual businesses within this segment have similar economic characteristics. You also disclose that the eight businesses which comprise your remaining four operating segments are considered separate reporting units. You state that these businesses are less similar in their economic characteristics and have discreet financial information which management regularly reviews for purposes of evaluating performance. Please supplementally provide us with the following information:
    - Describe each of your operating segments and explain why they represent operating segments pursuant to FASB ASC 280-10-50-1.
    - If you aggregate two or more operating segments into any of your reportable segments, please also provide us in detail with your aggregation analysis using the criteria in FASB ASC 280-10-50-11. In doing so, please also clearly demonstrate how you determined that each operating segment in a reportable segment had similar economic characteristics to each other operating segment in that reportable segment in light of your disclosures on page 59.

Exhibits

4. We note that you incorporate your Credit Agreements, Exhibits 10.4, 10.5 and 10.6, by reference to previously filed Exchange Act reports. However, it does not appear that you filed all the exhibits and schedules to these agreements when you initially filed them. If these exhibits and schedules have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file complete copies of the Credit Agreements, including all exhibits and schedules. Refer to Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Certifications

5. We note that in paragraph 4 and paragraph 5 you have deleted the "(s)" following "certifying officer(s)" and that you have changed the grammar in paragraph 4. In future filings, please file the certifications in exactly the form required by Exchange Act Rules 13a-14 and 15d-14.

Definitive Proxy Statement on Schedule 14A

General

6. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation and Peer Group Analysis, page 28

7. We note that in general, the Compensation Committee's objective is to set target compensation levels at market median with an opportunity to earn above market awards when shareholders have received above market returns and that the Compensation Committee may occasionally need to set and pay target compensation above this range depending on the circumstances. In future filings, please disclose what these benchmarked parameters were and where actual payments fell within targeted parameters for each element of compensation. To the extent actual compensation was outside a targeted percentile range, please explain why.

2009 TriMas Incentive Compensation Plan, page 30

8. We note your disclosure on page 32 that to the extent that actual performance varies from the stated target, the discount or multiplier that is applied to determine the actual payout under the Incentive Compensation Plan is based on a "matrix approved by the Compensation Committee." Further, the disclosure notes that "no payment is made for any award component when actual performance for that component falls below an identified percentage for the relevant objective." With a view toward future filings, please supplementally explain how actual payouts are determined when the performance measures upon which they are based are more or less than the stated targets. Without such disclosure, it is unclear, for example, as to the minimum figure that would have triggered payout under the sales/profitability metric or why a multiplier of 1.5 was applied to the return on net tangible assets metric. In addition, it is unclear how you have calculated the threshold payment for the Incentive Compensation Plan in the Grants of Plan-Based Awards on page 44.

9. We note that the payout under the Incentive Compensation Plan for each of your NEOs is partially dependent on a "personal objectives" component. With a view toward future filings, please supplementally provide the quantitative and qualitative elements of individual performance and/or contribution that were taken into account in determining the actual award for each NEO. See Item 402(b)(2)(vii) of Regulation S-K.

10. We note that the Incentive Compensation Plan payouts for Messrs. Brooks and Benson are based on pre-established performance goals for the Packaging Systems business and the Cequent Performance Products business, respectively. With a view toward future filings, please supplementally provide the performance goals for these business units and explain how the actual results achieved by each business unit resulted in the actual payout, including how actual payouts are determined when the performance measures upon which they are based are more or less than the targets. If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a supplemental analysis supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary short of disclosing information that poses a reasonable risk of competitive harm.

2009 Equity Grants under the 2002 Long Term Equity Incentive Plan and the 2006 Long Term Equity Incentive Plan, page 36

11. We note your disclosure on page 36 that the amount of stock options granted to NEOs in 2009 under the long term equity incentive plan was based on the "individual's level of responsibility and role with the Company." With a view toward future filings, please supplementally describe the factors considered by the Compensation Committee in determining the amount of the 2009 equity incentive grants for each of the NEOs. If the awards were based on any pre-established performance goals, please provide the performance goals and explain how the actual results achieved resulted in the actual payout. See Item 402(b)(1)(v) of Regulation S-K.

Annual and Long Term Compensation, page 42

12. In future filings, please report discretionary bonuses not tied directly to performance such as the signing bonus paid to David M. Wathen and A. Mark Zeffiro in the "Bonus" column rather than the "All Other Compensation" column of the Summary Compensation Table.

13. With a view toward future filings, supplementally please clarify how you are reporting the portion of the cash award under the 2009 Incentive Compensation Plan each executive elected to receive in equity. For further guidance, please refer to Question 119.22 of the Division of Corporation Finance's Regulation S-K Compliance and Disclosure Interpretations found on our web site.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442 or Craig Slivka, Special Counsel at (202) 551-3729 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief